HALLIBURTON COMPANY
                                   EXHIBIT 11
                       COMPUTATION OF EARNINGS PER SHARE
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995

   The calculation below for earnings per share of the $2.50 par value Common Stock of the Company on a primary and fully diluted basis is submitted in accordance with Regulation S-K item 601(b)(11).

                                                   1995      1994      1993
                                                --------- --------- ---------
                                           (In millions except per share data)
Primary:
 Net income (loss)                              $   168.3 $   177.8 $  (161.0)

 Average number of common shares outstanding        114.5     114.2     112.5

 Primary net income (loss) per share:                1.47      1.56     (1.43)

================================================================================

Fully diluted:
 Net income (loss)                              $   168.3 $   177.8 $  (161.0)
 Add after-tax interest expense applicable to
  Zero Coupon Convertible Subordinated
  Debentures due 2006                                12.5      13.2      11.6
                                                --------- --------- ---------
 Adjusted net income (loss)                         180.8     191.0    (149.4)

 Adjusted average number of common
  shares outstanding                                118.2     119.2     117.4

 Fully diluted net income (loss) per share:     $    1.53 $    1.60 $   (1.27)



The foregoing computations do not reflect any significant potentially dilutive effect the Company's Preferred Stock Purchase Rights Plan could have in the event such Rights become exercisable and any shares of either Series A Junior Participating Preferred Stock or Common Stock of the Company are issued upon the exercise of such Rights. Reference is made to Note 8 to the financial statements of this Annual Report.

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